UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50032

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Affiliated Bankers Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9901 Brodie Lane Ste 160 #340
(No. and Street)

Austin (City) TX (State) 78748 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name) 512-479-8200 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company
(Name – if individual, state last, first, and middle name)

PO Box 27887 (Address) Austin (City) TX (State) 78755 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Adams, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Affiliated Bankers Capital, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPH DANIEL LUDWINSKI
NOTARY PUBLIC
STATE OF TEXAS
NOTARY ID 134837630
MY COMM. EXP. 04-08-2028

Signature: ______________________

Title:
Principal and Head of Investment Banking

____
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
□ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
□ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
□ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
□ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
□ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
□ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
□ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
□ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
□ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
□ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
□ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
□ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
□ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
□ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Affiliated Bankers Capital, LLC

Financial Statements and Supplemental Schedules
(With Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2025

AFFILIATED BANKERS CAPITAL, LLC
Index to Financial Statements and
Supplemental Schedules
December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

     Statement of Financial Condition   2

     Statement of Operations   3

     Statement of Changes in Members' Equity   4

     Statement of Cash Flows   5

     Notes to the Financial Statements   6

SUPPLEMENTAL SCHEDULES

     I.   Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission   10

     II. Computation for Determination of Reserve Requirements   11

     III. Information Relating to the Possession or Control Requirements   11

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW
REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3   12

The Affiliated Bankers Capital, LLC Exemption Report   13



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Affiliated Bankers Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Affiliated Bankers Capital, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Affiliated Bankers Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Affiliated Bankers Capital, LLC's management. Our responsibility is to express an opinion on Affiliated Bankers Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Affiliated Bankers Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Affiliated Bankers Capital, LLC's financial statements. The supplemental information is the responsibility of Affiliated Bankers Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Affiliated Bankers Capital, LLC's auditor since 2019.

Austin, Texas
February 19, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

AFFILIATED BANKERS CAPITAL, LLC
Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	66,435
Prepaids		1,247
Total assets	$	67,682
Liabilities and Members' Equity		
Liabilities		
Intercompany		60,950
Total liabilities		60,950
Members' equity		6,732
Total liabilities and members' equity	$	67,682

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues:		
Professional services, related party	$	247
Total revenues		247
Operating expenses:		
Insurance Liability		510
Professional fees		14,540
Related Party Labor Allocation		0
Overhead Allocation		1,440
Total operating expenses		16,490
Net loss before income taxes		(16,242)
Income tax expense		-
Net loss	$	(16,242)

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Balance at December 31, 2024	$	7,975
Net loss		(16,242)
Capital contribution		15,000
Balance at December 31, 2025	$	6,732

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(16,242)
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Prepaid Expenses		(509)
Payables to related parties, net		26,999
Accrued expenses and other liabilities		-
Net cash provided by operating activities		10,247
Financing Activities		
Capital Contribution		15,000
Net cash provided by financing activities		15,000
Net increase in cash		25,247
Cash and cash equivalents at beginning of year		41,188
Cash and cash equivalents at end of year	$	66,435
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business
Affiliated Bankers Capital, LLC (the "Company"), a Texas limited liability company, was organized in September 1999. The Company processes brokerage transactions in the banking industry solely for ASCIB, L.P., a related party through common ownership. The Company is registered as a broker/ dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has one office located in Texas. The Company does not claim an exemption form Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

The company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate revenue and or obtain capital contribution to meet current and future obligations. The members of the company have evaluated these conditions and are committed to provide funding as needed to satisfy its capital needs.

Note 2 - Significant Accounting Policies
Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

Income Taxes

The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For Texas Franchise Tax, the Company is considered an affiliate of Sheshunoff Management Services and is included in the Combined report filed yearly by Sheshunoff Management Services. For the year ended December 31, 2025, the Company's allocated Texas Franchise Tax expense is not significant.

Revenue Recognition

The Company processes brokerage transactions in the banking industry solely for ASCIB, L.P. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. Each time ASCIB enters into a transaction, the Company receives a commission based on a related party agreement. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Related Party Commissions

The investment banking fees are earned from providing merger and acquisition and advisory services. Investment banking transactions may be completed on a best-efforts basis.

Subsequent Events

Management has evaluated events through February 19, 2026 for subsequent event requiring recognition or disclosure. On February 5, 2026, the Company obtained a capital contribution of $20,000.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by financial accounting standards board "FASB" or other standards settings bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires disclosure on an annual and interim basis of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and

position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is the Principal and Head of Investment Banking.

Note 3 - Significant Provisions of the Company's Limited Liability Agreement
The equity interests of the Company are owned by an individual and two trusts. The Company has Series A and Series B share interests. The Company has authorized 1,000,000 share interests. As of December 31, 2025, the Company has issued and outstanding 100 shares of Series A Share Interests ("Series A") and 999,900 shares of Series B Share Interests ("Series B").

Each Series A member shall be entitled to one vote with respect to the conduct of the business of the Company on all matters. Series B members do not have voting rights with respect to the business of the Company or otherwise. The Company's profits and losses shall be allocated to each member in proportion to their share interests owned, without regard to class.

The Company's duration is perpetual. The Company can be dissolved as a result of the following events: bankruptcy; decision of the members holding a majority of the share interests to dissolve the Company; sale or disposition of all or substantially all of the Company's property; or dissolution of the Company pursuant to operation of law or judicial decree.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the membership agreement, the remaining funds of the Company, pro rata in proportion of positive balances in the capital accounts in the Company.

Note 4 - Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents and accrued liabilities, approximate their fair values due to their short maturities.

Note 5 - Related Party Transactions
The Company is affiliated with several other companies that are owned and controlled by the same individual that owns and controls the Company. These companies are Sheshunoff

Management Services, ("SMS"), ASCIB, LP ("ASCIB"), and AS Agency, LLC ("ASA"). The Company and its affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

Related party revenue from agreements with ASCIB and ASA includes commission income on merger and acquisition transactions with the affiliates. The Company earned $0 of its related party commissions and professional fee revenue during 2025 from ASCIB and $247 from ASA.

The Company incurred labor expenses and related party commission expenses of $0 related to its revenue and expense sharing agreement with ASCIB. The Company incurred overhead expenses of $1,440.00 related to its revenue and expense sharing agreement with ASCIB.

The Company is economically dependent on its affiliates. During 2025 an affiliated entity with common ownership, Sheshunoff Management Services, LP, paid certain invoices on behalf of the company. The company recorded a payable for invoices paid by the affiliate.

Note 6 – Commitments and Contingencies
Litigation
The Company from time to time maybe involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7 - Net Capital Requirements
The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital and net capital requirements of $5,485 and $5,000, respectively, which was $485 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 11.1 to 1. At December 31, 2025, the Company's net capital fell below 120% of the required minimum net capital. The Company has notified FINRA on the discovery of the deficiency. The deficiency was remedied on February 5, 2026 when a capital contribution was received from the owner in

the amount of $20,000. Going forward, the Company will evaluate capital needs and make capital contributions as necessary to avoid future deficiencies.

AFFILIATED BANKERS CAPITAL, LLC
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2025

Total members' equity qualified for net capital	6,732.34
Deductions and/or charges	
Non-allowable assets:	0
Prepaid related party expenses	1,246.86
Total deductions and/or charges	1246.86
Net capital before haircuts on securities	$5,485
Haircuts on securities	0
Net capital	$5,485
Aggregate indebtedness	
Related party Payable	60,949.64
Deferred Revenue	0
Total aggregate indebtedness	$60,950
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$5,000
Net capital in excess of minimum requirement	$485
Excess net capital at 10% of aggregate indebtedness or 120% of minumum	
net capital required	-$609
Ratio of aggregate indebtedness to net capital	11.11

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2025 as reported by Affiliated Bankers Capital, LLC
on Form X-17A-5, filed on February 18, 2026. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the computation for determination of reserve requirements under Rule 15c3-3, the company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III
Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession and control requirements under Rule 15c3-3, the company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 14-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Affiliated Bankers Capital, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Affiliated Bankers Capital, LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Affiliated Bankers Capital, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its assertions.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Affiliated Bankers Capital, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 19, 2026

Affiliated Bankers Capital, LLC Exemption Report

Affiliated Bankers Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (otherthan money or other consideration received and promptly transmitted in compliance with paragraph
(a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Affiliated Bankers Capital, LLC

I,_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____John Adams_____
Title: Principal and Head of Investment Banking

February 19, 2026